

Advantage Announces Closing of Non-Core Asset Disposition to Questfire and a Revised Credit Facility

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, April 30, 2013 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") (TSX/NYSE: AAV) is pleased to announce the closing of the previously announced transaction with Questfire Energy Corp. ("Questfire") (a TSX-V listed company) for the sale of substantially all of Advantage's remaining non-core assets. The consideration received by Advantage consisted of $40.2 million of cash, a $32.6 million Convertible Senior Secured Questfire Debenture (the "Questfire Debenture") and 1.5 million Class B Shares of Questfire (the "Class B Shares"). The net cash proceeds from this transaction will be used to reduce outstanding bank indebtedness. Advantage retains an option to appoint two board members to the Board of Directors of Questfire.

Advantage's credit facilities have been revised to $230 million with the next annual review extended to June 2014. Pro-forma bank debt at March 31, 2013 is approximately $125 million resulting in an undrawn credit facility of $105 million (bank indebtedness of approximately $165 million as at March 31, 2013 reduced for cash consideration received from the sale of non-core assets to Questfire). Our credit facilities have also been amended to extend the duration of commodity hedging for up to four years and increase the permitted production available to hedge. Advantage is allowed to hedge up to 65% of total estimated crude oil and natural gas production on an annual basis over the first three years and 50% over the fourth year.

Advantage is now a pure play company focused on our signature Glacier Montney property. Advantage's other major assets now includes our 45% interest in Longview Oil Corp. and the Questfire Debenture and Class B Shares.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of

historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the expected use of proceeds from non-core property dispositions.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; the intended use of the net proceeds of any disposition of non-core assets might change if the board of directors of Advantage determines that it would be in the best interests of Advantage to deploy the proceeds for some other purpose; failure to realize the benefits from or complete a transaction pursuant to the strategic alternative process; industry conditions; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding among other things: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.